Exhibit 99.1

eHi Car Services Announces Full Year 2017 Results

SHANGHAI, April 09, 2018 – eHi Car Services Limited (“eHi” or the “Company”) (NYSE: EHIC), a leading car rental and car services provider in China, today announced its unaudited financial results for the full year ended December 31, 2017.

Unaudited Full Year 2017 Financial Results

Net revenues for the full year of 2017 were RMB2,739.5 million (US$421.1 million), up 29.9% compared with the full year of 2016, attributable to increases in net revenues from both car rentals and car services.

Revenues from car rentals for the full year of 2017 were RMB2,196.5 million (US$337.6 million), up 32.0% compared with the full year of 2016, primarily driven by the growing average available fleet size for car rentals in response to customer demand.

Revenues from car services for the full year of 2017 were RMB543.1 million (US$83.5 million), up 21.9% compared with the full year of 2016, primarily driven by increased demand from existing and new customers for car services.

Cost of revenues (vehicle operating expenses) for the full year of 2017 were RMB1,880.3 million (US$289.0 million), up 24.1% compared with the full year of 2016, primarily due to increased depreciation and labor costs.

In 2017, 13,870 used vehicles were disposed of, and 936 used vehicles were under sales contracts pending title transfer. The Company recorded a disposal gain of RMB24.2 million (US$3.7 million) in aggregate for these 14,806 vehicles1. The gain was recognized as an adjustment to the vehicle related depreciation expense as part of the cost of revenues.

Gross profit for the full year of 2017 was RMB859.2 million (US$132.1 million), up 44.7% year-over-year. Gross profit margin for the full year of 2017 was 31.4%, compared with 28.1% for the full year of 2016.

Selling and marketing expenses for the full year of 2017 were RMB139.0 million (US$21.4 million), up 43.1% compared with the full year of 2016 primarily due to increased sales and promotion activities in 2017.

General and administrative expenses for the full year of 2017 were RMB270.7 million (US$41.6 million), up 7.4% compared with the full year of 2016, primarily due to increases in employee-related costs such as salaries and welfare expenses as a result of increased headcount.

Profit from operations for the full year of 2017 was RMB453.2 million (US$69.7 million), up 77.8% compared with the full year of 2016.

Interest expense for the full year of 2017 was RMB280.6 million (US$43.1 million), up 24.7% compared with the full year of 2016, primarily attributable to the interest expense associated with the Company’s US$400 million senior unsecured notes that was issued in August 2017.

1 The gain of RMB24.2 million is a net amount of (i) the disposal gain and loss of the 13,870 used vehicles which were disposed of, and (ii) the disposal loss of the 936 used vehicles which were under sales contracts pending title transfer. If there is any disposal gain for the vehicles pending title transfer, such a gain will be recognized in the next period when the title transfer has been completed.

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Net income for the full year of 2017 was RMB122.2 million (US$18.8 million), compared with RMB33.1 million for the full year of 2016. Net income margin for the full year of 2017 was 4.5%, up approximately 290 basis points from 1.6% for the full year of 2016.

Basic and diluted earnings per ADS for the full year of 2017 were RMB1.76 and RMB1.75 (US$0.27 and US$0.27), respectively, compared with basic and diluted earnings per ADS of RMB0.48 each, for the full year of 2016.

Non-GAAP adjusted EBIT for the full year of 2017 was RMB472.7 million (US$72.7 million), up 73.6% compared with the full year of 2016. Non-GAAP adjusted EBIT margin for the full year of 2017 was 17.3%, compared with 12.9% for the full year of 2016.

Non-GAAP adjusted EBITDA for the full year of 2017 was RMB1,227.8 million (US$188.7 million), up 30.6% compared with the full year of 2016. Non-GAAP adjusted EBITDA margin for the full year of 2017 was 44.8%, compared with 44.6% for the full year of 2016.

As of December 31, 2017 and 2016, the Company’s cash, cash equivalents and restricted cash balance was RMB1,283.5 million (US$197.3 million) and RMB786.6 million, respectively.

About eHi Car Services Limited

eHi Car Services Limited (NYSE: EHIC) is one of the leading car rental and car services providers in China. The Company’s mission is to provide comprehensive mobility solutions as an alternative to car ownership by best utilizing existing resources and sharing economy to create optimal value. eHi distinguishes itself in China’s fast-growing car rental and car services market through its complementary business model, customer-centric corporate culture, broad geographic coverage, efficient fleet management, leading brand name, and commitment to technological innovation. eHi is the exclusive strategic partner in China of Enterprise, the largest car rental company in the world, and is the designated and preferred business partner of Ctrip, a leader in the online travel agency industry in China. For more information regarding eHi, please visit http://en.1hai.cn.

About Non-GAAP Financial Measures

To supplement its unaudited condensed consolidated financial statements which are presented in accordance with U.S. GAAP, the Company uses adjusted EBIT and adjusted EBITDA as non-GAAP financial measures. Adjusted EBIT represents net income or loss before share-based compensation, interest expense, interest income, provision for income taxes, debt extinguishment costs, cost related to aborted offering. Adjusted EBITDA represents net income or loss before depreciation and amortization, share-based compensation, interest expense, interest income, provision for income taxes, debt extinguishment costs, cost related to aborted offering. The Company’s management believes that adjusted EBIT and adjusted EBITDA facilitate a better understanding of operating results from quarter to quarter and provide management with a better capability to plan and forecast future periods. For more information on the non-GAAP financial measures, please see the table captioned “Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

Non-GAAP information is not prepared in accordance with GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The presentation of this additional information should not be considered a substitute for GAAP results. A limitation of using these Non-GAAP financial measures excludes depreciation and amortization, share-based compensation, interest expense, interest income and provision for income taxes, as applicable, that have been and will continue to be significant recurring portions of the Company’s business for the foreseeable future.

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Safe Harbor Statement

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 2017, as amended, and the U.S. Private Securities Litigation Reform Act of 2017. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. eHi may also make written or oral forward-looking statements in its reports filed with or furnished to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about eHi’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: eHi’s goals and strategies; its future business development, financial condition and results of operations; its ability to achieve and sustain profitability; its heavy reliance on its proprietary technology platform; its ability to compete successfully against current and future competitors; the expected growth of China’s car rentals and car services market; its ability to sustain its growth rates and manage its expansion plan; its ability to dispose used vehicles at desirable prices or timing or through appropriate channels; its ability to raise sufficient capital to fund and expand its operations at a reasonable cost; various government policies on automobile control and purchase restrictions in certain Chinese cities; its ability to enhance its brand recognition and maintain a high level of customer satisfaction; its ability to control the losses resulting from customer violation of traffic rules; and its ability to obtain all of the requisite permits, licenses or making all of the requisite filings or registrations or meeting other regulatory requirements for operating car rentals and car services business in China. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is current as of the date of the press release, and eHi does not undertake any obligation to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

eHi Car Services Limited

Tel: +86 (21) 6468-7000 ext. 8830

E-mail: ir@ehic.com.cn

The Piacente Group, Inc.

Ms. Brandi Piacente

Tel: +1-212-481-2050

E-mail: ehi@tpg-ir.com

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eHi Car Services Limited
Unaudited Condensed Consolidated Balance Sheets

	December 31, 2016	December 31, 2017	December 31, 2017
	RMB	RMB	USD
	Unaudited	Unaudited	Unaudited

ASSETS

Current assets:
Cash and cash equivalents	529,518,517	671,350,459	103,184,676
Restricted cash	257,059,302	612,121,936	94,081,419
Accounts receivable, net	214,767,818	446,223,596	68,583,311
Prepayments and other current assets	727,787,345	1,505,857,012	231,445,985
Short term loans receivable	50,000,000	50,000,000	7,684,859
Assets held for sale	160,732,289	78,904,246	12,127,361
Deferred tax assets, current	1,839,973	-	-
Total current assets	1,941,705,244	3,364,457,249	517,107,611

Cost method investment	-	10,800,000	1,659,930
Property and equipment, net	5,723,569,175	7,057,045,317	1,084,648,005
Intangible assets	64,101,470	66,505,752	10,221,747
Vehicle purchase deposits	420,922,908	367,839,691	56,535,925
Deferred tax assets, non-current	649,675	-	-
Other non-current assets	10,010,628	61,814,009	9,500,639
Total assets	8,160,959,100	10,928,462,018	1,679,673,857

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable	179,877,847	617,870,011	94,964,882
Accrued expenses and other current liabilities	284,574,997	434,097,575	66,719,576
Income tax payable	5,436,989	18,180,848	2,794,345
Short-term debt	926,219,333	2,657,445,857	408,441,950
Total current liabilities	1,396,109,166	3,727,594,291	572,920,753

Long-term debt	2,767,822,989	2,957,056,474	454,491,258
Deferred tax liabilities, non-current	1,061,542	27,638,307	4,247,930
Other non-current liabilities	4,835,862	9,626,177	1,479,516
Total liabilities	4,169,829,559	6,721,915,249	1,033,139,457

Shareholders’ equity:
Common shares	878,463	878,663	135,048
Additional paid-in capital	4,474,702,198	4,489,246,326	689,984,527
Accumulated other comprehensive income	43,201,465	121,858,122	18,729,250
Accumulated deficits	(527,652,585)	(405,436,342)	(62,314,425)
Total shareholders’ equity	3,991,129,541	4,206,546,769	646,534,400
Total liabilities and shareholders’ equity	8,160,959,100	10,928,462,018	1,679,673,857

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eHi Car Services Limited
Unaudited Condensed Consolidated Statements of Comprehensive Income

	For the Years Ended December 31,
	2016	2017	2017
	RMB	RMB	USD
	Unaudited	Unaudited	Unaudited
Net revenues:
Car rentals	1,663,546,502	2,196,455,811	337,589,077
Car services	445,397,923	543,066,377	83,467,774
Total net revenues	2,108,944,425	2,739,522,188	421,056,851

Cost of revenues	(1,515,281,510)	(1,880,348,975)	(289,004,346)
Gross profit	593,662,915	859,173,213	132,052,505

Selling and marketing expenses	(97,187,525)	(139,031,953)	(21,368,820)
General and administrative expenses	(251,938,077)	(270,670,181)	(41,601,245)
Other operating income	10,310,089	3,762,667	578,311
Total operating expenses	(338,815,513)	(405,939,467)	(62,391,754)
Profit from operations	254,847,402	453,233,746	69,660,751

Interest income	8,413,945	14,962,132	2,299,638
Interest expense	(224,959,389)	(280,584,832)	(43,125,099)
Other income, net	1,444,129	1,957,019	300,788
Early extinguishment of debt costs	-	(19,976,776)	(3,070,374)
Income before income taxes	39,746,087	169,591,289	26,065,704
Provision for income taxes	(6,610,971)	(47,375,046)	(7,281,411)
Net income	33,135,116	122,216,243	18,784,293

Net income	33,135,116	122,216,243	18,784,293
Changes in cumulative foreign currency translation adjustment, net of tax of nil	(31,353,357)	78,656,657	12,089,307
Comprehensive income	1,781,759	200,872,900	30,873,600

Weighted average number of common shares used in computing net income per share
Basic	137,621,702	138,794,624	138,794,624
Diluted	138,552,031	139,593,917	139,593,917

Net income per share attributable to common shareholders
Basic	0.24	0.88	0.14
Diluted	0.24	0.88	0.13

Earnings per ADS*
Basic	0.48	1.76	0.27
Diluted	0.48	1.75	0.27

* Each ADS represents two Class A common shares

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eHi Car Services Limited
Reconciliation of GAAP and Non-GAAP Results

	For the Years Ended December 31,
	2016	2017	2017
	RMB	RMB	USD
	Unaudited	Unaudited	Unaudited
Net Income	33,135,116	122,216,243	18,784,293
Add / (subtract):
Share-based compensation	16,040,947	13,588,843	2,088,567
Interest income	(8,413,945)	(14,962,132)	(2,299,638)
Interest expense	224,959,389	280,584,832	43,125,099
Provision for income taxes	6,610,971	47,375,046	7,281,411
Debt extinguishment cost	-	19,976,776	3,070,374
Cost related to aborted offering	-	3,923,420	603,019
Adjusted EBIT	272,332,478	472,703,028	72,653,125
Depreciation and amortization	668,018,252	755,065,789	116,051,487
Adjusted EBITDA	940,350,730	1,227,768,817	188,704,612

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